December 24, 2007

Mr. John P. Nolan
Accounting Branch Chief
100 F Street, North East
Washington, DC

Dear Mr. Nolan:

We have reviewed your letter dated December 17, 2007 and submit the following in response:

•	Form 10-K for the Fiscal Year Ended December 31, 2006:
Item 9A. Controls and Procedures. page 77

See 10-K amendment filed.

•	Form 10-Q for the Quarterly Period Ended September 30, 2007:
Management’s Discussion & Analysis - Results of Operations
Non-Interest Income. page 20

Proposed changes to future 10-K and 10-Q filings:

Through the first nine months of 2007, impairment losses of $1.7 million were recorded on a strategic investment made over time in another bank holding company.  Over the past eighteen months the market value of bank stocks in general, and this investment specifically, have declined.  In Management’s opinion these industry and company trends may continue for an undetermined period of time, resulting in “other than temporary” impairment.

In connection with responding to your comments we acknowledge that Farmers & Merchants Bancorp is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You or Joyce Sweeney may reach me at (209) 367-2411 or in my absence F. William Russell, Controller at 209-367-2410.

Sincerely,

/s/ Stephen W. Haley

Stephen W. Haley
Executive Vice President and Chief Financial Officer.